Exhibit 99.9

EXECUTION VERSION

FUTURE FUNDING LETTER

AGREEMENT BETWEEN

(1)	SELINA HOSPITALITY PLC a public limited company organized under the laws of England and Wales with company number 13931732 (the “Issuer”);

(2)	OSPREY INTERNATIONAL LIMITED registered in Cyprus with number HE385659 (“Osprey”); and

(3)	Each Investor listed on Annex A hereto (each a “Noteholder Investor” and collectively, the “Noteholder Investors”).

RECITALS

(A)	WHEREAS the Issuer and Osprey (as Lender) and others entered into a secured convertible promissory note dated as of June 26, 2023 (the “June Note”) and a secured convertible note instrument dated as of July 31, 2023 (the “July Note”), which are being amended on the date hereof as part of a wider restructuring of the Issuer’s indebtedness under the Indenture, dated as of October 27, 2022 (the “Indenture”), in respect of $147.5 million principal amount of the Issuer’s 6.00% Convertible Senior Notes due 2026 (the “Old Notes”), to be exchanged in part for new 6.00% Senior Secured Notes due 2029 of the Issuer (the “New Notes”), and a new financing transaction whereby Osprey has agreed to purchase $16.0 million of the Issuer’s ordinary shares, having a nominal value of $0.005064 per share (the “Ordinary Shares”), for a per share purchase price of $0.20 and private warrants with an exercise price of $0.01 per share pursuant to a subscription agreement, dated the date hereof (the “16MM Subscription Agreement”) and to purchase a further $12.0 million of Ordinary Shares at a price per share of $0.20 over the next 12 months pursuant to a separate subscription agreement, dated the date hereof (the debt restructuring and new financing transactions collectively, the “Transactions”).

(B)	WHEREAS Osprey is (a) contemplating investing up to an additional $20.0 million in Ordinary Shares (the “Additional Shares”) pursuant to the terms and conditions of this Agreement, and (b) understands and agrees that the Noteholder Investors will have a right of participation on a pro rata basis to participate in the purchase of any Additional Shares pursuant to the terms and conditions of this Agreement, as further described below.

(C)	WHEREAS the parties hereto agreed that the Issuer shall raise an additional $10,000,000 in equity investment at a price of approximately $0.073 per Ordinary Share, which investment may consist of direct investments by new investors pursuant to subscription agreements with the Issuer (the Ordinary Shares issued collectively, the “New Equity”), with such investment requirement to be reduced by certain arrangements that were agreed with Inter-American Investment Corporation (“IDB”) in connection with its $50,000,000 loan facility, dated November 20, 2020, among IDB and certain subsidiaries of the Issuer (the investment requirement as so reduced, the “Liquidity Requirement”). As of the date hereof, subscription agreements for New Equity in the amount of $7,525,000 have been agreed.

(D)	WHEREAS the parties hereto agree that following the date of the Transactions the Issuer intends to raise up to $20,000,000 in equity financing from existing shareholders and/or third parties as contemplated herein, such amount to be reduced by the New Equity.

(E)	NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows.

1.	Equity Investment Option

1.1	From the date hereof for a period of 12 months (the “Option Period”), Osprey shall have the option but not the obligation (such option, the “Option”), subject to the provisions of Section 2 hereof and the Issuer obtaining the Shareholder Approval (as defined below), to purchase up to a maximum of $20.0 million of Ordinary Shares at a per share purchase price of $0.10 pursuant to one or more subscription agreements to be entered into on terms substantially similar in form to the $16MM Subscription Agreement. The Option may be exercised during the Option Period by Osprey in minimum instalments of US$1,000,000 by sending a written exercise notice to the Issuer (each an “Exercise Notice”) specifying that it wishes to exercise the Option hereunder and specifying the proposed amount to be invested and the proposed purchase date for the Additional Shares subject to such Exercise Notice, provided the proposed purchase date shall be no later than 30 business days after the date of the Exercise Notice, subject to the receipt by the Issuer of the Shareholder Approval (as defined below).

1.2	For purposes of this Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business.

1.3	In connection with each purchase of Additional Shares, Osprey and the Issuer agree to enter into a subscription agreement substantially in the form of the $16MM Subscription Agreement with any modifications as Osprey and the Issuer may mutually agree, in each case, within 20 Business Days of the date of the Exercise Notice.

2.	Rights to Participate in Purchases of Additional Shares

2.1	Subject to the terms and conditions of this Section 2 and applicable securities laws, if Osprey exercises its option to purchase Additional Shares pursuant to the Option, each Noteholder Investor shall have the option to purchase its proportionate share of such Additional Shares (as determined pursuant to Section 2.3). Each Noteholder Investor shall be entitled to apportion the right of participation hereby granted to it in such proportions as it deems appropriate, among itself, and its affiliates.

2.2	The Company shall give notice (the “Participation Opportunity Notice”) to each Noteholder Investor within 5 business days of receiving an Exercise Notice from Osprey, specifying (i) the proposed amount to be invested and the proposed purchase date stated in the Exercise Notice, and (ii) the aggregate number of Additional Shares available to be purchased by the Noteholder Investors pursuant to this Agreement.

2.3	By notification to the Company within 10 days after the Participation Opportunity Notice is given, each Noteholder Investor may elect to purchase, at the same price and on the same terms as Osprey pursuant to this Agreement and the applicable subscription agreement agreed pursuant to Section 1.2, up to that portion of the Additional Shares subject to the applicable Exercise Notice which equals the proportion that the Ordinary Shares then held by such Noteholder Investor bears to the total Ordinary Shares then held by Osprey (and its affiliates, taken together) and all the Noteholder Investors. Each Noteholder Investor that exercises its option to purchase Additional Shares pursuant to this Section 2.3 shall be required to execute the applicable subscription agreement agreed between Osprey and the Issuer pursuant to Section 1.2. The closing of any sale pursuant to this Section 2.3 shall occur at the same time as the closing of the sale of the Additional Shares to Osprey covered by the applicable Exercise Notice.

2.4	To the extent that Noteholder Investors exercise their option to purchase Additional Shares pursuant to Section 2.3, the number of Additional Shares to be purchased by Osprey shall be reduced by an amount equal to the aggregate number of Additional Shares to be purchased by all exercising Noteholder Investors. Any Additional Shares not elected to be purchased by Noteholder Investors pursuant to Section 2.3 shall be purchased by Osprey pursuant to the terms of the applicable subscription agreement.

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2.5	The right of participation set forth in this Section 2 shall terminate with respect to any Noteholder Investor who fails to purchase, in any transaction subject to this Section 2, all of such Noteholder Investor’s proportionate amount of Additional Shares available to such Noteholder Investor pursuant to Section 2.3. Following any such termination, such Noteholder Investor shall no longer have any rights to participate in the purchase of Additional Shares pursuant to this Section 2.1.

2.6	The covenants set forth in this Section 2 shall terminate and be of no further force or effect upon the termination of the rights of Osprey to purchase Additional Shares pursuant to this Agreement.

3.	Additional Shareholder Equity Funding

3.1	For a period of fifteen (15) days from the date of the Transactions (or such longer period as Osprey may agree (in its sole discretion), the Issuer shall have the right, but not the obligation, to raise additional equity investments of up to $20,000,000, such amount to be reduced on a dollar-for-dollar basis, by the amount of the New Equity (as so reduced, the “Maximum New Money Amount”) by offering new Ordinary Shares via private placement transactions to (i) investors that are shareholders of the Issuer following the consummation of the Transactions or (ii) any other investor approved by Osprey in writing (in its reasonable discretion), at a per share purchase price of approximately $0.073, pursuant to one or more subscription agreements to be entered into with such investors (the “New Money Shares”) by the date that is 15 days from the date hereof. The completion of the subscriptions for the New Money Shares will be subject to the receipt by the Issuer of the Shareholder Approval (as defined below), and the subscription agreements will require that funding has to take place within five (5) Business Days of having obtained such Shareholder Approval.

4.	Notices

Any notice under this Agreement shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) and for the attention of the individual set out opposite the relevant party’s name in the table below. Any notice given under this Agreement shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the relevant party may hereafter designate by written notice to the other parties hereto. A party may change its notice details below upon 10 business day’s prior written notice to all of the other parties.

party name and contact	Address	Email

The Issuer	c/o Selina Hospitality PLC	companysecretary@selina.com

27 Old Gloucester Street London WC1N 3AX

Osprey	9E Foti Pitta Street, 1065, Nicosia, Cyprus	giorgos.georgiou@osprey-investments.com

Noteholder Investors	See Annex A	See Annex A

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5.	Miscellaneous

5.1	Any calculations made pursuant to this Agreement shall be made without double counting and, in the absence of manifest error and so long as Osprey and/or the Issuer’s calculations are consistent with the provisions of this Agreement, shall be conclusive evidence of the matters to which it relates.

5.2	If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

5.3	The parties agree that the exercise of the Option and issuance of the Additional Shares and the issuance of the of the New Money Shares shall be subject to the Issuer obtaining shareholder approval for the issuance of such shares on a non-preemptive basis (“Shareholder Approval”). The Issuer shall use its best efforts to convene a general meeting of shareholders in order to obtain the Shareholder Approval no later than April 30, 2024 and to obtain at such meeting approval for the issuance of the Additional Shares and New Money Shares, among other things.

5.4	This Agreement may only be amended in writing with the consent of the parties. Section, clause and schedule headings are for ease of reference only; the singular includes the plural; and one gender includes all genders.

5.5	This Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

5.6	THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, AND THE UNITED STATES DISTRICT COURT, LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 4.6 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 4.6.

5.7	Neither this Agreement nor any rights that may accrue to Osprey or any Noteholder Investor hereunder may be transferred or assigned without the prior written consent of the Issuer.

5.8	This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly set forth herein, this Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that any such persons so referenced are third party beneficiaries of this Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

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IN WITNESS whereof this Agreement has been duly executed and delivered as of the date first above written.

Selina Hospitality PLC

By:	/s/ RAFAEL MUSERI

Print name:	Rafael Museri

Title:	CEO

Date:	25 January 2025

IN WITNESS whereof this Agreement has been duly executed and delivered as of the date first above written.

Osprey International Limited

By:	/s/ GIORGOS GEORGIOU

Print name:	Giorgos Georgiou

Title:	Director

Date:	25 January 2024

Address:

Shaked Partners Fund, LP

By:	/s/ SHAKED PARTNERS FUND LP

Print name:	Uri Rubin and Anat Hollander

Title:	Authorized Signatories

Date:	25 January 2024

Address:

Myriad Macro Master Fund Limited

By:	/s/ ERIC CHANG

Print name:	Eric Chang

Title:	Authorized Signatory

Date:	25 January 2024

Address:

LMR CCSA Master Fund Limited

By:	/s/ ALLYSON HANLON

Print name:	Allyson Hanlon

Title:	VP, Legal Counsel VP, LMR Partners LLC, acting in its capacity as investment adviser to LMR Partners CCSA Master Fund Limited

Date:	25 January 2024

Address

CIBANCO, S.A. I.B.M., Solely As Trustee Under Trust Agreement No. F/1900

By:	/s/ ALONSO ROJAS DINGLER
/s/ MONSERRAT URIARTE CARLÍN

Print name:	ALONSO ROJAS DINGLER AND MONSERRAT URIARTE CARLÍN

Title:	Trustee Delegates

Date:	25 January 2024

Address

Millais Limited

By:	/s/ JON BURWICK

Print name:	Jon Burwick

Title:	Legal Counsel of its sub-investment manager

Date:	25 January 2024

Address

DCIG Capital Master Fund LP

By:	/s/ CHRIS WALSH

Print name:	Chris Walsh

Title:	COO of the Investment Manager Deepcurrents Investment Group LLC

Date:	25 January 2024

Address

Verition Multi Strategy Master Fund Ltd

By:	/s/ WILLIAM ANDERSON

Print name:	William Anderson

Title:	Authorized Signatory

Date:	25 January 2024

Address

Sakaana Partners LP

By:	/s/ MAYANK PATEL

Print name:	Mayank Patel

Title:	Member & COO of the General Partner

Date:	25 January 2024

Address:

PCT Partners LLC
By Eagle Point Credit Management LLC., its advisor

By:	/s/ TAYLOR PINE

Print name:	Taylor Pine

Title:	Principal

Date:	25 January 2024

Address:

Eagle Point Core Income Fund LP
By Eagle Point Credit Management LLC., its advisor

By:	/s/ TAYLOR PINE

Print name:	Taylor Pine

Title:	Principal

Date:	25 January 2024

Address:

Guines LLC

By:	/s/ LAURA ROCHE

Print name:	Laura Roche

Title:	COO/CFO Roystone Capital Management LP, its Investment Manager

Date:	25 January 2024

Address:

Empery Debt Opportunity Fund LP
By: Empery Asset Management, LP, its authorized agent

By:	/s/ BRETT DIRECTOR

Print name:	Brett Director

Title:	General Counsel

Date:	25 January 2024

Address:

Empery Asset Master Ltd
By: Empery Asset Management, LP, its authorized agent

By:	/s/ BRETT DIRECTOR

Print name:	Brett Director

Title:	General Counsel

Date:	25 January 2024

Address:

Empery Tax Efficient, LP
By: Empery Asset Management, LP, its authorized agent

By:	/s/ BRETT DIRECTOR

Print name:	Brett Director

Title:	General Counsel

Date:	25 January 2024

Address

Oppenheimer & Co. Inc

By:	/s/ ERIC SCROGGINS

Print name:	Eric Scroggins

Title:	Co-Head Managing Director

Date:	25 January 2024

Address:

Annex A – Noteholder Investors

Name	Jurisdiction of incorporation	Registration number or equivalent	Contact details

Saba Capital Income & Opportunities Fund	Massachusetts Trust	95-6874587	Address: 405 Lexington Avenue 58th floor New York NY, 100174 Email: operations@sabacapital.com Contact: Operations Team

Saba Capital Master Fund	Cayman Islands	98-062-5567	Address: c/o Walkers Corporate Limited George Town Grand Cayman KY1-9008 Cayman Islands Email: operations@sabacapital.com Contact: Operations Team

CIBanco SA Trustee F1900	Mexico	DBM150929NS0 (Tax ID)	Address: Pedregal 24, Floor 8 Col. Molino Del Rey Del. Migueal Hidalgo 11040 Mexico City, Mexico Email: eduardo.cortina@southlightcapital.com Contact: Eduardo Cortina

Shaked Partners Fund, LP	Cayman Islands	500453154	Address: Ariel Sharon 4 Givatayim, 5344730, Israel Email: anat@shakedp.co.il Contact: Anat Hollander

Myriad Macro Master Fund Limited	Cayman Islands	98-1703257	Address: 309 Ugland House Grand Cayman, KY1-1104, Cayman Islands Email: eric.chang@myriadasset.com Contact: Eric Chang

LMR Multi-Strategy Master Fund Limited	Cayman Islands	MC-232296	Address: c/o LMR Partners LLP, 9th Floor, Devonshire House 1 Mayfair Place, London, W1J 8AJ United Kingdom Email: Ops@lmrpartners.com; Legal@lmrpartners.com; ccsa@lmrpartners.com Contact: Joe Merrow

Name	Jurisdiction of incorporation	Registration number or equivalent	Contact details

LMR CCSA Master Fund Limited	Cayman Islands	MC-366030	Address: c/o LMR Partners LLP, 9th Floor, Devonshire House 1 Mayfair Place, London, W1J 8AJ United Kingdom Email: Ops@lmrpartners.com; Legal@lmrpartners.com; ccsa@lmrpartners.com Contact: Joe Merrow

Guines LLC	Delaware	84-7013970	Address: 767 Third Avenue, 29th Floor New York, NY 10017 Email: rbarrera@roystonecapital.com; operations@roystonecapital.com Contact: Rich Barrera; Operations

Skaana Partners, LP	Delaware	85-3958442	Address: 921 President Street Brooklyn NY 11215 Email: mpatel@skaana.us Contact: Mayank Patel

Empery Tax Efficient, LP	Delaware	38-3922633	Address: c/o Empery Asset Management, LP, its authorized agent, One Rockefeller Plaza, Suite 1205 New York, NY 10020 Email: notices@emperyam.com Contact: Ryan Lane

Empery Asset Master, LTD	Cayman Islands	98-0571318	Address: c/o Empery Asset Management, LP, its authorized agent, One Rockefeller Plaza, Suite 1205 New York, NY 10020 Email: notices@emperyam.com Contact: Ryan Lane

Empery Debt Opportunity Fund, LP	Delaware	83-3945137	Address: c/o Empery Asset Management, LP, its authorized agent, One Rockefeller Plaza, Suite 1205 New York, NY 10020 Email: notices@emperyam.com Contact: Ryan Lane

Oppenheimer & Co. Inc.	New York	13-5657518	Address: 85 Broad Street New York, NY 10004 Email: Eric.Scroggins@opco.com Contact: Eric Scroggins

Name	Jurisdiction of incorporation	Registration number or equivalent	Contact details

PCT Partners LLC	Delaware	51-0412836	Address: 20 Montchanin Road, Ste. 2000 Wilmington, DE 19807 Email: EPOperations@eaglepointcredit.com; Legal@eaglepointcredit.com Contact: Operations

Eagle Point Core Income Fund LP	Connecticut	98-1610914	Address: 600 Steamboat Road, Suite 202 Greenwich, CT 06830 Email: EPOperations@eaglepointcredit.com; Legal@eaglepointcredit.com Contact: Operations

Altium Growth Fund, LP	Delaware	822105101	Address: 152 W 57th Street, Floor 20 New York, NY 10019 Email: operations@altiumcap.com Contact: Mark Gottlieb

DCIG Capital Master Fund, LP	USA	84-361383	Address: 546 Fifth Ave, 20th Floor New York, NY 10036 Email: jmangano@deepcurrentsinvestment.com Contact: Jesse Mangano

Verition Multi Strategy Master Fund LTD	USA	84-361383	Address: 1 American Lane Greenwich, CT 06831 Email: jmangano@deepcurrentsinvestment.com Contact: Jesse Mangano

Millais Limited	Cayman Islands	98-1407261	Address: 767 5th Avenue 9th Floor New York, NY 10153 Email: ethan.abraham@millais.com Contact: Ethan Abraham